UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

Oragenics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

Common Stock

684023302

(CUSIP Number)

Odyssey Health, Inc.

Joseph M. Redmond

2300 West Sahara Avenue

Suite 800 - #4012

Las Vegas, NV 89102

(702) 780-6559

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 28, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 684023302

1. Names of Reporting Persons.
Odyssey Health, Inc.

2. Check the Appropriate Box if a Member of a Group
Not Applicable

3. SEC Use Only
4. Source of Funds

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Nevada
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
511,308(1)

8. Shared Voting Power

9. Sole Dispositive Power
511,308(1)

10. Shared Dispositive Power

11. Aggregate Amount Beneficially Owned by Each Reporting Person
511,308(1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11) 16.6% (2)

14. Type of Reporting Person

(1) This excludes 7,488,692 shares of the Issuer’s Series F Preferred Stock after conversion of 511,308 shares of the Issuer’s Series F Preferred Stock into the Issuer’s Common Stock (as defined below) acquired by the Reporting Person pursuant to the Purchase Agreement (as defined below), which are subject to certain exercise restrictions as further detailed in Item 4 below.

(2) Based on 511,308 beneficially owned shares of Common Stock, divided by 3,080,693 shares, which is composed of: (i) 2,569,385 shares of Common Stock outstanding as of September 30, 2023 as reported on the Issuer’s Form 10-K filed with the SEC on November 9, 2023, and (ii) 511,308 shares of Common Stock held by the Reporting Person).

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ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Oragenics, Inc., a Florida corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1990 Main Street, Suite 750, Sarasota, FL 33426.

ITEM 2. IDENTITY AND BACKGROUND

If the person filing this statement or any person enumerated in Instruction C of this statement is a corporation, general partnership, limited partnership, syndicate or other group of persons, state its name, the state or other place of its organization, its principal business, the address of its principal office and the information required by (d) and (e) of this Item. If the person filing this statement or any person enumerated in Instruction C is a natural person, provide the information specified in (a) through (f) of this Item with respect to such person(s).

(a) This statement is being filed by Odyssey Health, Inc. (the “Reporting Person”)

(b) 2300 West Sahara Avenue, Suite 800-4012, Las Vegas, NV 89102;

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

(e) The Reporting Person has not, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws; and

(f) The Reporting Person is a United States corporation.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person has received 511,308 shares of Common Stock of the Issuer pursuant to the Asset Purchase Agreement (“Agreement”). For additional information regarding the Agreement and the transactions contemplated thereto, described in Item 4 below. The information set forth in Item 4 is incorporated by reference herein.

ITEM 4. PURPOSE OF TRANSACTION

On October 4, 2023, Oragenics, Inc. (the “Issuer”) entered into an Asset Purchase Agreement (the “Purchase Agreement”) with Odyssey Health, Inc., f/k/a Odyssey Group International, Inc., a Nevada corporation (“Odyssey”). Pursuant to the Purchase Agreement, the Issuer has agreed to purchase and assume, and Odyssey has agreed to sell and assign, certain assets and certain liabilities related to a segment of Odyssey’s business focused on developing medical products that treat brain related illnesses and diseases (the “Purchased Assets”) in exchange for (i) $1,000,000 in cash and 8,000,000 shares of convertible Series F Preferred Stock (“Series F Preferred Stock”), on and subject to the terms and conditions set forth therein (such transaction, the “Odyssey Asset Purchase”). The Purchased Assets include drug candidates for treating mild traumatic brain injury (mTBI), also known as concussion, and for treating Niemann Pick Disease Type C (NPC), as well as Odyssey’s proprietary powder formulation and its nasal delivery device.

The cash is to be paid in two installments: $500,000 upon the execution of the Purchase Agreement and $500,000 upon the earlier of (a) the closing of the Purchase Agreement (the “Closing), (b) within three (3) business days after the date that Odyssey has obtained its stockholders’ approval approving the Odyssey Asset Purchase and (c) immediately upon the Issuer’s wrongful termination of the Purchase Agreement in breach of the Purchase Agreement.

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On December 28, 2023, the Issuer successfully closed the Odyssey Purchase Agreement. At such time, the Issuer purchased and assumed, and Odyssey sold and assigned, all assets (and assumed certain liabilities) related to the segment of Odyssey’s business focused on developing medical products that treat brain related illnesses and diseases (the “Purchased Assets”).

In connection with the Closing of the Odyssey Purchase Agreement and as contemplated by the Purchase Agreement, effective as of the Closing, the Issuer entered into an Executive Employment Agreement with Joseph Michael Redmond, pursuant to which he will serve as the President of the Issuer. Specific terms of the Executive Employment Agreement, which were filed by the Issuer as exhibits to the Form 8-K filed by the Issuer with the SEC on December 29, 2023.

The description of the Agreement and Series F Preferred stock are qualified in their entirety by reference to the full text of the agreements, copies of which were filed by the Issuer as exhibits to the Form 8-K filed by the Issuer with the SEC on October 4, 2023, and are incorporated by reference herein as Exhibit 99.1.

Except as otherwise described in this Schedule 13D, the Reporting Person currently has no plans or proposals that relate to or would result in: (a) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (b) any material change in the present capitalization or dividend policy of the Issuer; (c) any other material change in the Issuer’s business or corporate structure; (d) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (e) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (f) any action similar to those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) The aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Person (based on 511,308 beneficially owned shares of Common Stock, divided by 3,080,693 shares, composed of: (i) 2,569,385 shares of Common Stock outstanding as of September 30, 2023 as reported on the Issuer’s Form 10-K filed with the SEC on November 9, 2023, and (ii) 511,308 shares of Common Stock held by the Reporting Person) are as follows:

a)		Amount beneficially owned: 511,308	Percentage: 16.6%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	511,308
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	511,308
	iv.	Shared power to dispose or to direct the disposition of:	0

(c) The Reporting Person has not effected any transactions of the Common Stock during the 60 days preceding the date of this report, except as described in Item 4 of this Schedule 13D which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except for the arrangement pursuant to the Purchase Agreement described above in Item 4, which is incorporated herein by reference, the Reporting Person has not entered into any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the securities of the Issuer.

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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1	Asset Purchase Agreement, dated as of October 4, 2023, by and between the Issuer and the Reporting Person (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on October 5, 2023).
99.2	Completion of Acquisition by and between the Issuer and the Reporting Person (incorporated by reference to on Form 8-K filed by the Issuer with the SEC on December 29, 2023).
99.3	Executive Employment Agreement for Mr. Redmond dated December 28, 2023, by and between the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on December 29, 2023).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2024

Odyssey Health, Inc.
Joseph M. Redmond

/s/Joseph M. Redmond
Joseph M. Redmond
President and Chief Executive Officer

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